U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

[ ]     Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended:   December 31, 1996
[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registrant Information


	Full Name of Registrant:   Apollo Eye Group, Inc.
	Former Name if Applicable:
	  2424 N. Federal Highway, Suite 362
	Address of Principal Executive Office (Street and Number)
	  Boca Raton, Florida  33431
	City, State and Zip Code


Part II--Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]     (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]     (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


	On March 14, 1997, the Company received an unexpected adverse verdict in litigation pending against it. As a result, in part, of this decision, the Company's independent accountants raised certain issues, relating to the Company's liquidity position, which the Company needed to resolve before both the audit report and Item 6 of the Company's Form 10-KSB could be finalized. Because the issues were fully delineated only a short time before the due date of the filing, the decisions and arrangements necessary to resolve them could not be completed prior to the due date. The Company expects that the issues will be resolved shortly and that the filing will be made within the extension period provided by Rule 12b-25.




Part IV--Other Information


       (1) Name and telephone number of person to contact in regard to this notification.

	  J. Richard Damron, Jr.                                (561) 395-5402
		(Name)                          (Area Code)  (Telephone Number)

	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	[X] Yes [ ] No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

	[ ] Yes [X] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

				    APOLLO EYE GROUP, INC.
	(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 1, 1997                    By: /s/ J. Richard Damron, Jr.
						J. Richard Damron, Jr.
						Treasurer